Tortoise Acquisition Corp. II

5100 W. 115th Place

Leawood, KS 66211

September 1, 2020

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tortoise Acquisition Corp. II

Registration Statement on Form S-1
Filed on August 24, 2020
File No. 333-248269

Ladies and Gentlemen:

Set forth below are the responses of Tortoise Acquisition Corp. II (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 27, 2020, with respect to the Company’s Registration Statement on Form S-1, File No. 333-248269, filed with the Commission on August 24, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amendment.

Registration Statement on Form S-1

Risk Factors

Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged, page 49

1.	You disclose that “certain of our officers and directors currently serve in similar roles for Tortoise Acquisition I, a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting its own initial business combination,” and at page 80 you state that your “management team will include all of the members of the management team of Tortoise Acquisition I.” However, at page 28 you disclose that “Our sponsor, officers and directors have agreed, pursuant to a written letter agreement, not to participate in the formation of, or become an officer or director of, any other blank check company until we have entered into a definitive agreement regarding our initial business combination.” Please file the executed version of the letter agreement you list as exhibit 10.2, and revise your prospectus to disclose the date of the referenced agreement and to clarify or reconcile any potential disclosure discrepancy.

Securities and Exchange Commission

September 1, 2020

RESPONSE: The Company has revised the disclosure on pages 9, 30, 89 and 118 and filed the form of letter agreement as Exhibit 10.2 to the Amendment in response to the Staff’s comment. Additionally, the Company will be entering into the letter agreement with its sponsor, TortoiseEcofin Borrower, its officers and its directors to memorialize the obligations under the letter agreement at the time of effectiveness of the Registration Statement. The Company will file an executed copy of the letter agreement on a Current Report on Form 8-K promptly after the effectiveness of the Registration Statement.

2.	We note that the registrant was formed as a Cayman Islands company approximately one month after Tortoise Acquisition I announced its proposed business combination with Hyliion. In light of the provision from your letter agreement regarding the timing and potential for similar endeavors by your officers and directors, tell us whether there are any formal or informal agreements among your sponsor and members of your management team to replicate the same business model or form additional blank check companies once you find a suitable target for the registrant. If such agreements exist, please disclose the particulars in the revised prospectus.

RESPONSE: The Company respectfully advises the Staff that there are no formal or informal agreements among its sponsor and members of its management team to replicate the same business model or form additional blank check companies once it finds a suitable target.

* * * * *

Securities and Exchange Commission

September 1, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISE ACQUISITION CORP. II

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Mies, Skadden, Arps, Slate, Meagher & Flom LLP